Exhibit 99.1

Lianhe Sowell International Group Ltd Announces Strategic Plan to Establish Specialized Industry Robotics Headquarters in the UAE

SHENZHEN, China, Jan. 26, 2026 /PRNewswire/ -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company”), a provider of industrial machine vision products and solutions in China, today announced its strategic plan to invest in and establish its first Specialized Industry Robotics Industrial Headquarters Base in the United Arab Emirates, (“UAE”) marking a significant milestone in the Company’s global expansion strategy and the advancement of its artificial intelligence–driven robotics business.

Chairman Mr. Jia Interviewed by Dubai Chinese Media (PRNewsfoto/Lianhe Sowell International Group Ltd)

According to the strategic plan, the UAE-based headquarters will bring together research and development, manufacturing, and global sales for the Company’s specialized industry robotics business, serving customers across international markets. The project will focus on providing high-quality and reliable robotic solutions across several specialized areas, including automotive spray-painting, high-altitude operations, underwater operations, hazardous chemical environments, and remote medical applications. These solutions are intended for use across a wide range of sectors, including industrial manufacturing, energy and chemical processing, public safety, healthcare, and high-end service industries.

Located in the UAE, the headquarters is expected to serve as a regional hub supporting the Company’s operations across Asia, Europe, the Americas, and Africa, with a focus on major global markets. The total planned investment for the project is expected to be approximately US$200 million. The project is expected to have a construction period of approximately 18 months and, upon completion, is designed to support an annual production capacity of approximately 50,000 to 80,000 specialized industry robots. Through the establishment of this regional industrial headquarters, the Company aims to better integrate global innovation resources, strengthen its research and manufacturing capabilities, and support the commercialization and international rollout of its advanced robotics technologies.

Mr. Dengyao Jia, Chairman of the Board of Lianhe Sowell International Group Ltd, commented, “This initiative is a key step in advancing our global strategy and reflects how Chinese high-end manufacturing companies are engaging more deeply in global industrial collaboration and competition. The UAE’s strong push toward Industry 4.0 and intelligent manufacturing, together with its supportive policies for advanced manufacturing and artificial intelligence, is creating significant market opportunities. In addition, its strategic location and open business environment make it a natural hub linking Asia, Europe, and Africa.”

The Company noted that it is actively engaging with local banks and investment funds in the UAE and is seeking financial support for the project. In addition, the Company is exploring potential partnerships and engaging local advisors to prepare for the formation and operationalization of the project. However, given the potential risks and uncertainties associated with the plan, there is no assurances that we will carry out the plan as contemplated or that the contemplated result will be achieved in its entirety.

By leveraging favorable policies, a supportive capital environment, and established global logistics and trade networks, Lianhe Sowell aims to tap the significant market potential across the Asia–Europe–Africa region. As the UAE specialized industry robotics headquarters is developed and becomes operational, the Company expects to further strengthen its global operating capabilities, international competitiveness, and brand presence, while delivering safer, more efficient, and more intelligent solutions to customers worldwide.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: http://www.sowellrobot.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, the markets in which the Company operates as well as any information concerning possible or assumed future results of operations of the Company, are also forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, availabilities of potential financing, engagement of relevant advisors and partners, the satisfaction of relevant regulatory and legal licenses and permits, and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov, which may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd
ir@sowellrobot.com

WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 628 283 9214

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